SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Oxford Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    691590103
                                 (CUSIP Number)

                              c/o PEF Advisors, LLC
                     300 Colonial Center Parkway, Suite 260
                                Roswell, GA 30076

                                 (770) 992-6900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2007
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       [_]

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

          Palisades Master Fund L.P.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a) [_]
          (b) [_]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

          Not Applicable.
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
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

NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

                           7      SOLE VOTING POWER

                                  371,269,807 (See Items 3, 4 and 5)
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                           8      SHARED VOTING POWER

                                  0
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                           9      SOLE DISPOSITIVE POWER

                                  4,207,020 (See Items 4 and 5)
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                           10     SHARED DISPOSITIVE POWER

                                  0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          371,269,807 (See Items 3, 4 and 5)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [_]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.9% (See Items 3, 4 and 5)
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14        TYPE OF REPORTING PERSON

          OO
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

Item 1.   Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Oxford Media, Inc., a Nevada corporation, which has its principal business office at One Technology Drive Building H, Irvine, CA 92618 (the "Company").

Item 2.   Identity and Background.

(a) This statement is filed by Palisades Master Fund L.P., an entity organized under the laws of Bermuda ("Palisades" or "the Reporting Person").

(b) The business address for the Reporting Person is c/o PEF Advisors, LLC, 300 Colonial Center Parkway, Suite 260, Roswell, GA 30076.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

      On July 17, 2007, Palisades entered into a securities exchange agreement with the Company (the "Exchange Agreement"), whereby Palisades exchanged (i) senior, non-convertible debt of the Company owed to Palisades with a principal amount plus accrued but unpaid interest and liquidated damages thereon equal to $5,373,527 and (ii) shares of Series A Convertible Preferred Stock of the Company with an aggregate stated value plus accrued but unpaid dividends thereon equal to $4,134,040 (the $5,343,527 non-convertible debt, accrued but unpaid interest and liquidated damages thereon and Series A Convertible Preferred Stock plus accrued but unpaid dividends thereon, the "Exchanged Instruments") for 6,407.0373 shares of the Company's Series C Convertible Preferred Stock (the "Preferred Stock") in a private transaction. No cash or any other consideration was paid by Palisades in connection with the Exchange Agreement. The source of funds for the initial acquisition by Palisades of the Exchanged Instruments was working capital of Palisades.


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

      In addition, on July 17, 2007 Palisades entered into a securities purchase agreement with the Company (the "Purchase Agreement"), whereby Palisades purchased (i) a non-convertible secured debenture with a principal amount of $526,315.79 and (ii) 902.521 shares of Preferred Stock for cash consideration of $500,000 ($100,000 of which was in the form of the Company's promissory note issued in favor of Palisade on June 29, 2007. The source of funds for this transaction was working capital of Palisades.

      The stated value of the Preferred Stock issued pursuant to the Exchange Agreement and Purchase Agreement is $1,000 per share. The conversion price of the Preferred Stock is $0.02. Accordingly, the Preferred Stock held by Palisades is convertible into 365,479,700 shares of Common Stock. The Preferred Stock issued to Palisades contains a limitation prohibiting conversion thereof to the extent that Palisades (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

      Prior to July 17, 2007, Palisades beneficially owned 6,395,410 shares of issued and outstanding Common Stock. Since July 17, 2007, Palisades sold a total of 603,500 shares of Common Stock in open market transactions. Accordingly, an additional 5,791,910 shares are still held by Palisades as of the date hereof.

      On July 17, 2007, the transactions contemplated by the Exchange Agreement and Purchase Agreement were consummated resulting in a total of 23,048.71 shares of Preferred Stock issued and outstanding with total voting rights equivalent to 1,152,435,716 shares of Common Stock. The aggregate number of voting shares of the Company (including the 48,795,157 shares of Common Stock currently issued and outstanding, and warrants for 2,130,000 shares of Common Stock counted on as if exercised basis) is equivalent to 1,203,360,873 shares of Common Stock. As such, Palisade's right to vote the equivalent of 371,269,807 shares of Common Stock (365,477,897 plus 5,791,910) represents 30.9% of the voting shares of the Company.

Item 4.   Purpose of Transaction.

      The purpose of this Schedule 13D is to report the transactions described in Item 3 above. In addition, pursuant to the terms of the Exchange Agreement, Palisades (or its designees) has the right to appoint one member to the board of directors of the Company (which shall not exceed 9 members). The right of Palisades (or its designees) to appoint such board member terminates the earlier of (i) written notice of such termination by Palisades to the Company or (ii) the date the debentures issued pursuant to the Purchase Agreement are paid-in-full and retired in their entirety. As of the date of this filing Palisades has not exercised its right to appoint any members to the board of directors of the Company.

      Other than with respect to (i) the exercise of its right to appoint members to the board of directors of the Company as described above (and the rights of any such appointees as a member of the Company's board of directors on matters presented to the Company's board of directors from time to time) and
(ii) the exercise of its voting rights on matters presented to the Company's shareholders from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5.   Interest in Securities of the Issuer.

(a) and (b) Palisades beneficially owns 371,269,807 of the voting securities of the Company or approximately 30.9% of the outstanding voting securities of the Company (based on 48,795,157 shares of Common Stock outstanding and warrants for 2,130,000 shares of Common Stock counted on as if exercised basis, as disclosed by the Company pursuant to the Purchase Agreement and Exchange Agreement, and a total of 23,048 shares of Preferred Stock that were issued pursuant to the Purchase Agreement and Exchange Agreement, each of which has voting rights on an as-converted basis). The Preferred Stock issued to Palisades contains a limitation prohibiting conversion thereof to the extent that Palisades (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion, however, the Preferred Stock has voting rights, on an as-converted basis, ignoring such limitations on conversion.

      PEF Advisors, Ltd. ("PEF") serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisade's investments, including the investment in the common stock of the Issuer. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of such common stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such common stock held by Palisades and disclaims any beneficial ownership of such shares of such common stock.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      In connection with the transactions contemplated by the Purchase Agreement and Exchange Agreement, Palisades executed a voting agreement whereby it agreed to vote shares beneficially owned by it in favor of a reverse stock split of the Common Stock of up to 1 for 30. Other than this agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7.   Material to be Filed as Exhibits.

1. Voting Agreement described in Item 6 above.


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 30, 2007

PALISADES MASTER FUND L.P.

By: /s/ Paul T. Mannion
    Name: Paul T. Mannion, Authorized Signatory


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